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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

Current Report
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): June 30, 2008

GoldRich Mining Company
(Exact Name of Registrant as Specified in its Charter)

Alaska	**001-06412**	**91-0742812**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3412 S Lincoln Drive, Spokane WA	**99203-1650**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: (509) 624-5831

N/A
(Former Name or Former Address if Changed Since Last Report)

Check the appropriate box below if the Form 8K fining is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17CFR230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communication pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

SEC 873 (5-06) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Item 8.01 Other Events

On June 30, 2008, Goldrich Mining Company (hereafter "Goldrich") reported initial results of gold analyses for eight of ten drill holes scheduled at the Marisol bulk-tonnage gold prospect in northern Sonora, Mexico. The diamond-core drill holes are part of an effort by the Company to evaluate the grade and continuity of mineralization near a series of old underground workings.

The table below presents the gold values realized from the current drilling program.

DRILL HOLE	FROM (m)	TO (m)	INTERVAL meters : (feet)	Au g/ tonne	Au oz/ short ton
MAR-1	25.50	28.50	3.0 : (9.84)	3.060	0.098
MAR-1	135.95	139.00	3.05 : (10.0)	0.206	0.007
MAR-2	36.70	42.55	5.85 : (19.19)	0.566	0.018
MAR-3	31.30	42.35	11.05 : (36.25)	1.628	0.052
including:	35.45	40.80	5.35 : (17.55)	2.62	0.084
MAR-4	58.85	64.45	5.6 : (18.37)	3.784	0.122
including:	60.30	63.25	2.95 : (9.68)	5.45	0.175
MAR-4	127.55	133.55	6.0 : (19.69)	0.647	0.021
MAR-5	31.5	39.0	7.5 : (24.61)	1.486	0.048
including:	36.0	37.50	1.5 : (4.92)	4.11	0.132
MAR-5	166.70	173.65	6.95 : (22.80)	0.124	0.004
MAR-6	46.5	52.50	6.0 : (19.69)	0.530	0.017
MAR-6	76.45	83.35	6.9 : (22.64)	0.845	0.027
including:	80.3	81.50	1.20 : (3.94)	3.53	0.114
MAR-6	139.5	157.5	18.0 : (59.06)	0.274	0.009
including:	154.5	156.0	1.5 : (4.92)	2.55	0.082
MAR-7	Drilled short of target depth; no significant intercepts.				
MAR-8	84.0	87.0	3.0 : (9.84)	0.433	0.014
MAR-8	165.0	171.0	6.0 : (19.69)	0.297	0.010

Eight drill holes have been completed to date testing 330 meters (1,080 feet) of strike length along the Marisol structure. The holes were drilled at angles varying from -45° to -90° to assist in determining the dip and potential convergence of two principal mineralized structures.

All drill samples for this program are split in the field and held under appropriate security prior to transport to the ALS-Chemex preparation laboratory in Hermosillo, Sonora. All gold assays are prepared from the split core using 50-gram aliquots and fire assay with AA finish. Silver and 33 other elements are determined by standard ICP analyses. Neither silver nor the base metals (copper/lead/zinc) occur in significant amounts at the Marisol area; however silver and the lead sulfide galena, have been identified in rocks from the La Jarra area.

For additional information, please see the press release, incorporated herein as exhibit 99.1.

Item 9.01   Financial Statements and Exhibits.

(d) Exhibits

Exhibit 99.1 - Press Release, June 30, 2008

SIGNATURES

In accordance with the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

GoldRich Mining Company
(Registrant)

Dated: July 1, 2008   By: /s/ Ted Sharp

_____

Ted Sharp
Chief Financial Officer

Exhibit 99.1

Press Release 11-08



Goldrich Provides Marisol, Mexico Drilling Update

Spokane WA – June 30, 2008 - Goldrich Mining Company (LITS:OTC.BB -- $0.38) (hereafter "Goldrich") reports initial results of gold analyses for eight of ten drill holes scheduled at the Marisol bulk-tonnage gold prospect in northern Sonora, Mexico. The diamond-core drill holes are part of an effort by the Company to evaluate the grade and continuity of mineralization near a series of old underground workings.

The table below presents the gold values realized from the current drilling program.

DRILL HOLE	FROM (m)	TO (m)	INTERVAL meters : (feet)	Au g/ tonne	Au oz/ short ton
MAR-1	25.50	28.50	3.0 : (9.84)	3.060	0.098
MAR-1	135.95	139.00	3.05 : (10.0)	0.206	0.007
MAR-2	36.70	42.55	5.85 : (19.19)	0.566	0.018
MAR-3	31.30	42.35	11.05 : (36.25)	1.628	0.052
including:	35.45	40.80	5.35 : (17.55)	2.62	0.084
MAR-4	58.85	64.45	5.6 : (18.37)	3.784	0.122
including:	60.30	63.25	2.95 : (9.68)	5.45	0.175
MAR-4	127.55	133.55	6.0 : (19.69)	0.647	0.021
MAR-5	31.5	39.0	7.5 : (24.61)	1.486	0.048
including:	36.0	37.50	1.5 : (4.92)	4.11	0.132
MAR-5	166.70	173.65	6.95 : (22.80)	0.124	0.004
MAR-6	46.5	52.50	6.0 : (19.69)	0.530	0.017
MAR-6	76.45	83.35	6.9 : (22.64)	0.845	0.027
including:	80.3	81.50	1.20 : (3.94)	3.53	0.114
MAR-6	139.5	157.5	18.0 : (59.06)	0.274	0.009
including:	154.5	156.0	1.5 : (4.92)	2.55	0.082
MAR-7	Drilled short of target depth; no significant intercepts.				
MAR-8	84.0	87.0	3.0 : (9.84)	0.433	0.014
MAR-8	165.0	171.0	6.0 : (19.69)	0.297	0.010

Eight drill holes have been completed to date testing 330 meters (1,080 feet) of strike length along the Marisol structure. The holes were drilled at angles varying from -45° to -90° to assist in determining the dip and potential convergence of two principal mineralized structures.

The upper mineralized zone, which is hosted by calcareous siltstone, was encountered in all but one drill hole (hole MAR-7 was lost before attaining the appropriate depth). The upper mineralized structure varies from 3.0 meters (9.84 feet) reporting 0.433 g/t gold (hole MAR-8), to 11.05 meters (36.25 feet) of 1.628 g/t gold (hole MAR-3), with a weighted average thickness of 6.0 meters (19.7 feet), having a grade of 1.60 g/t gold (0.0514 oz./ton).

The lower mineralized structure is hosted by a medium-grained quartz-feldspar arenite, or sandstone, and was encountered near the bottom of drill holes MAR-1, MAR-5, MAR-6 and MAR-8, which returned values and intervals as reported above. Each of these four drill holes reached the ultimate target depth necessary to penetrate a volcanic rock sequence that lies below the deeper mineralized structure.

Two additional drill holes are in progress in the vicinity of the La Jarra workings, which are situated approximately 1.7 kilometers (one mile) southwest of the Marisol workings. The La Jarra mineralization is hosted by quartz arenite, which coincides with significant gold-silver soil geochemical anomalies. Results for these drill holes will be reported upon completion of the drilling program.

Drill core recovery has been very good however; the drill contractor has experienced significant mechanical difficulties with its two drill rigs in completing the drill holes to designed depths in a timely manner.

All drill samples for this program are split in the field and held under appropriate security prior to transport to the ALS-Chemex preparation laboratory in Hermosillo, Sonora. All gold assays are prepared from the split core using 50-gram aliquots and fire assay with AA finish. Silver and 33 other elements are determined by standard ICP analyses. Neither silver nor the base metals (copper/lead/zinc) occur in significant amounts at the Marisol area; however silver and the lead sulfide galena, have been identified in rocks from the La Jarra area.

Rodney Blakestad, J.D., C.P.G., Vice President of Exploration, wrote this news release; the Company is responsible for its contents. For additional information regarding Goldrich, contact Susan Schenk, Manager of Investor Relations: telephone (509) 535-6156; e-mail ir@littlesquawgold.com. Goldrich Mining Company maintains a comprehensive Web site at www.littlesquawgold.com.
